Exhibit 12

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended May 31,
	2004	2005

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(81,823)	$19,658
Add:
Fixed charges	22,743	20,097
Amortization of capitalized interest	18	18
Less:
Capitalized interest	—	—
Preferred stock dividends	2,246	2,246

Earnings	$(61,308)	$37,527

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$19,696	$17,030
Capitalized interest	—	—
Portion of rents representative of the interest factor	801	821
Preferred stock dividends	2,246	2,246

Fixed Charges	$22,743	$20,097

Ratio of Earnings to Fixed Charges	N/A	1.9

Deficiency	$84,051	$—